UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934


                         For the month of September 2003


                                 De Rigo S.p.A.
                  (Translation of registrant's name in English)

                                Republic of Italy
                 (Jurisdiction of incorporation or organization)

                           Zona Industriale Villanova
                              32013 Longarone (BL)
                                      Italy
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X    Form 40-F
                                       ---            ---

                       (Indicate by check mark whether the
                          registrant by furnishing the
                      information contained in this form is
                           also thereby furnishing the
                               information to the
                           Commission pursuant to Rule
                               12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes        No X
                                     ---       ---

For further information, please contact:                     22nd September 2003
Maurizio Dessolis                                          FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel. +39 0437 7777
Fax +39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

                                     DE RIGO
               ANNOUNCES EARNINGS FOR THE FIRST SIX MONTHS OF 2003

De Rigo, one of the world's leading manufacturers and distributors of premium eyewear, today announced its earnings results for the first half of 2003.

Highlights of the Group's unaudited consolidated results for the first six months of 2003 include:

o Net sales decreased by 0.3% to EUR 273.4 m1 from EUR 274.1 m posted in the same period last year.

o EBITDA2 amounted to EUR 32.3 m, a decrease of 1.5% from EUR 32.8 m posted in the first six months of 2002, and represented 11.8% of net sales, as compared with 12.0% in the same period last year.

o Income from Operations grew by 2.7% to EUR 19.3 m from EUR 18.8 m recorded in the fist six months of 2002, and represented 7.1% of net sales, as compared with 6.9% in the same period last year.

o Net Income amounted to EUR 8.5 m, a decrease of 9.6% from the EUR 9.4 m recorded in the first six months of 2003, primarily as a result of the impact of higher tax rate. Net income represented 3.1% of net sales, as compared with 3.4% in the same period last year.

o At 30th June 2003, the net financial position3 of the De Rigo Group was a debt of EUR 44.6 m, a significant reduction from the debt of EUR 63.2 m recorded at 31st December 2002. The improvement in the Group's net financial position was mainly attributable to the cash generated by De Rigo's retail businesses.

The results posted by the Group in the first six months of 2003 reflected the contribution of each of the Company's three business segments during the period under review: Wholesale & Manufacturing, Retail and EID. Following De Rigo's sale of its majority interest in EID in July, EID is no longer a business segment and is not expected to make a material contribution to the Group's results.

--------
1 The Group reports its results in Euro. On September 19th, 2003, the official Euro/U.S. Dollar exchange rate, as reported by the European Central Bank, was EUR 1 = USD 1.1312. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy ("Italian GAAP").

2 The Group believes that the EBITDA and the other non-Italian GAAP data included in this release, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with Italian GAAP, enhance an understanding of the Group's results of operations. The Group's management uses EBITDA as one of the bases on which it analyses the performance of the Group and its segments, as management generally does not have control over the amortization periods for goodwill and other intangibles or the related depreciation amounts. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. The Group calculates EBITDA as being equal to Income from Operations plus depreciation and amortization, as detailed in the table accompanying this release, which also includes a detailed reconciliation between EBITDA and the other non-Italian GAAP measures used in this release and the most directly comparable Italian GAAP measures.

3 In accordance with Italian practice, management uses net financial position as the primary measure of the Group's debt position. A detailed reconciliation between net financial position and the most directly comparable Italian GAAP measure is provided in the accompanying table.


The following table summarizes the principal unaudited results of each of the Group's business segments for the periods indicated in millions of EUR:

-----------------------------------------------------------------------------------------------------
Group's
Business Segments                      SALES                 EBITDA          INCOME FROM OPERATIONS
-----------------------------------------------------------------------------------------------------
                                  1H 2002   1H 2003       1H 2002    1H 2003       1H 2002   1H 2003
Wholesale & Manufacturing            84.2      79.9          13.2       12.8          10.8      10.7
Retail                              185.3     182.6          19.0       17.3           8.0       6.9
EID                                  15.0      19.8           0.6        2.2           0.0       1.7
Intercompany Eliminations           -10.4      -8.9             -          -             -         -

-----------------------------------------------------------------------------------------------------
Total                               274.1     273.4          32.8       32.3          18.8      19.3
-----------------------------------------------------------------------------------------------------
% Change                                      -0.3%                    -1.5%                   +2.7%


Wholesale & Manufacturing

Sales of the Wholesale & Manufacturing segment decreased by 5.1% to EUR 79.9 m, as compared with EUR 84.2 m in the first six months of 2002. The decrease was primarily due to a decline in unit sales in certain European markets, primarily Italy and France, as well as to a decline of approximately 65% in the business segment's sales to EID.

Gross margins at the Wholesale & Manufacturing segment increased, reflecting improved efficiencies in the manufacturing process and a more favourable sales mix, as the segment's sales of premium priced brands in higher margin geographical areas increased, while lower margin sales to EID decreased.

As a result, both EBITDA and Income from Operations decreased at a lesser rate than sales and increased as a percentage of the segment's sales: EBITDA decreased by 3.0% to EUR 12.8 m from the EUR 13.2 m recorded in the same period of 2002 and represented 16.0% of sales, as compared with 15.7% last year; Income from Operations decreased by 0.9% to EUR 10.7 m from EUR 10.8 m in the first half of 2002, and represented 13.4% of sales, as compared with 12.8% last year.

Retail

Sales of the retail segment decreased by 1.5% to EUR 182.6 m, as compared with EUR 185.3 m in the first six months of 2002. The decline in the segment's sales was primarily attributable to the decline in the value of the Pound Sterling against the Euro, which negatively affected the translation of the Group's British retail sales into its reporting currency and more than offset an increase in sales at constant exchange rates at both of the Group's retail chains.

General Optica ("GO"), the Group's Spanish retail chain, grew sales by 4.6% to EUR 66.1 m on top of a 14.7% sales increase posted in the first half of 2002, continuing to gain market share in a substantially flat Spanish market. However, GO's operating results declined, reflecting management's decision to anticipate to the first half of the year certain advertising expenses that had traditionally been spent in the second half of the year. Consequently, advertising expenses in the first half of 2003 were EUR 0.9 m higher than in the same period last year. Primarily as a result of this anticipation of advertising expenses, EBITDA decreased by 8.5% to EUR 11.9 m from EUR 13.0 m posted in the first six months of 2002, representing 18.0% of sales, as compared with 20.6% in the same period last year and Income from Operations decreased by 17.4% to EUR
5.7 m from EUR 6.9 m posted in the first six months of 2002, representing 8.6% of sales, as compared with 10.9% in the same period last year. Given the anticipation of these expenses, GO's management anticipates that advertising expenses in the second half of 2003 will be lower than those for the same period of last year.

Dollond & Aitchison ("D&A"), the Group's British retail chain, increased sales by 5.2% in Pound Sterling terms, reflecting the success of an aggressive marketing campaign focussed on improving customers' perception of D&A's services in order to increase sales volumes and gain market share. The impact of these increased promotional activities was reflected in a lower gross margin, but the effect on operating results in D&A's home currency was offset by greater operating efficiencies and cost-cutting. As a result, EBITDA at D&A was flat in Pound Sterling terms, while Income from Operations in Pound Sterling terms increased by 18.2%, also reflecting lower depreciation expenses. The decline in the value of the Pound Sterling against the Euro had a negative effect on D&A's results when expressed in the Group's reporting currency. Sales decreased by 4.6% to EUR 116.5 m, EBITDA decreased by 10.0% to EUR 5.4 m and represented 4.6% of sales, having represented 4.9% in the same period last year, while Income from Operations increased by 9.1% to EUR 1.2 m and represented 1.0% of sales, having represented 0.9% in the same period last year.

As a consequence of the GO and D&A results, EBITDA for the retail segment as a whole decreased by 8.9% to EUR 17.3 m from EUR 19.0 m in the second half of 2002 and represented 9.5% of sales, as compared with 10.3% in the same period last year. Income from Operations for the segment as a whole decreased by 13.8% to EUR 6.9 m from EUR 8.0 m in the first half of 2002 and represented 3.8% of sales, as compared with 4.3% in the same period last year.

EID

Sales at EID amounted to EUR 19.8 m, an increase of 32.0% from the EUR 15.0 m posted in the first six months of 2002. EBITDA amounted to EUR 2.2 m, up from EUR 0.6 in the first half of 2002 and Income from Operations amounted to EUR 1.7 m, as compared with a breakeven result achieved in the first half of 2002. As a result of its previously announced sale of its controlling interest in EID in late July, the Group does not expect its future consolidated results to include any material portion of EID's results. The Group will record other income before tax of approximately EUR 8.2 m in its second half 2003 results as a result of its sale of the controlling interest in EID.

Additional Information

o Income taxes amounted to EUR 8.5 m, as compared with EUR 6.6 m in the first half of 2002. The Group's income was taxed at an effective rate of 48.6%, as compared with an effective tax rate of 41.5% in the same period last year. The increase in the effective tax rate was primarily due to a higher tax rate in the Wholesale & Manufacturing business segment, reflecting the expiration of certain Italian tax incentives from which the segment had benefited in the past.

o Basic earnings per share were EUR 0.19, a decrease of 9.5% as compared with EUR 0.21 in the first half of 2002. Diluted earnings per share were EUR 0.19, a decrease of 9.5% as compared with EUR 0.21 in the first half of 2002.

o Additions to property, plant and equipment amounted to EUR 3.3 m in the first six months of 2003, as compared with EUR 7.3 m in the same period last year. The decrease was primarily attributable to lower investments in the refitting of GO's flagship stores, which were particularly high during 2002.

o De Rigo's shareholders have authorized the company to buy back up to 4.4 million of its ADSs in market transactions on the NYSE. As of the date of this release, the Company has bought back 223,000 ADSs, representing an equivalent number of ordinary shares.


                                    * * * * *

Mr Ennio De Rigo, Chairman of De Rigo Group, commented on the results: "We believe that we have fundamentally overcome the recent problems that had negatively affected our trading results, including poor lens service at D&A and now-improved manufacturing efficiency in the Wholesale & Manufacturing segment, and that negative impact of events beyond our control, including the SARS outbreak and the Iraqi war, is also behind us. The Group's retail business is reporting strong sales growth on a constant exchange rate basis, even if significant investments in marketing initiatives targeted at increasing market share are still affecting our profitability. The termination of the EID joint venture with Prada has successfully resolved a difficult investment for the Group that had remained unprofitable for too long a period. Our expectations of a positive economic environment for 2004 will help the Group to regain confidence in predicting increases in sales of its sunglasses. De Rigo will strongly support our own brands Police and Sting, as evidenced by the agreement recently signed with current Formula One World Champion Michael Schumacher (the new spokesman for the Sting brand), while further developments are expected in the next few weeks to increase the world-wide market visibility of the Police brand".


                                    * * * * *

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Celine, Fendi, Givenchy and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla and Onyx and its own brands Police, Sting and Lozza.

                         DE RIGO S.p.A. AND SUBSIDIARIES


                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                             (In thousands of Euro)


                                               For the six months ended June 30,
                                               ---------------------------------

                                                       2002        2003
                                                       ----        ----

NET SALES.......................................     274,115     273,366


COST OF SALES...................................     105,240     108,710
                                                   ---------  ----------

GROSS PROFIT....................................     168,875     164,656
                                                   ---------  ----------

COSTS AND EXPENSES
    Commissions.................................       7,339       8,171
    Advertising and promotion expenses..........      18,710      18,724
    Other selling expenses......................     104,655      99,770
    General and administrative expenses.........      19,338      18,712

                                                   ---------  ----------
                                                     150,042     145,377
                                                   ---------  ----------

INCOME FROM OPERATIONS..........................      18,833      19,279
                                                   ---------  ----------

OTHER (INCOME) EXPENSES
    Interest expense............................       2,051       1,579
    Interest income.............................       (653)       (222)
    Other (income) expenses, net................       1,504         439
                                                   ---------  ----------
                                                       2,902       1,796
                                                   ---------  ----------

INCOME BEFORE INCOME TAXES......................      15,931      17,483
                                                   ---------  ----------

INCOME TAXES....................................       6,617       8,516

                                                   ---------  ----------

INCOME BEFORE MINORITY INTEREST.................
                                                       9,314       8,967

MINORITY INTEREST...............................        (99)         509
                                                   ---------  ----------

NET INCOME......................................       9,413       8,458
                                                   =========  ==========

                         DE RIGO S.p.A. AND SUBSIDIARIES


                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                             (In thousands of Euro)


                                                      -------------- ------------------ ----------------
                                                           June 30,       December 31,        June 30,
                                                             2002             2002              2003
                                                      -------------- ------------------ ----------------
ASSETS
Current assets:
      Cash and cash equivalents..........................    18,497             21,028           21,990
      Investment in debt securities......................     1,787              1,907               --
      Accounts receivable, trade, net of allowances
      for doubtful accounts..............................    88,804             80,414           92,441

      Inventories........................................    62,909             59,338           55,929
      Deferred income taxes..............................     5,617             13,178           14,768
      Prepaid expenses and other current assets..........    19,038             20,464           13,210
                                                            -------           --------          -------
Total current assets.....................................   196,652            196,329          198,338

Property, plant and equipment:
      Land...............................................    17,896             17,877           17,576
      Buildings..........................................    56,155             56,513           54,991
      Machinery and equipment............................    24,765             24,739           25,485
      Office furniture and equipment.....................    78,276             84,442           83,136
      Construction in progress...........................       252                280              274
                                                            -------           --------          -------
                                                            177,344            183,851          181,462
      Less: accumulated depreciation.....................  (55,796)           (62,946)         (69,194)
                                                            -------           --------          -------
Property, plant and equipment, net.......................   121,548            120,905          112,268

Goodwill and intangible assets...........................   117,420            114,707          108,876
Other non current assets.................................     9,451              7,960            8,011

                                                            -------           --------          -------
                TOTAL ASSETS.............................   445,071            439,901          427,493
                                                            =======           ========          =======


                         DE RIGO S.p.A. AND SUBSIDIARIES


                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                             (In thousands of Euro)


                                                      -------------- ------------------ ----------------
                                                        June 30,       December 31,        June 30,
                                                          2002             2002              2003
                                                      -------------- ------------------ ----------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Bank borrowings......................................    84,335             85,180           65,767
    Current portion of long-term debt....................       342                218              183
    Accounts payable, trade..............................    71,911             76,323           72,170
    Due to related party.................................        --                 --               --
    Commissions payable..................................     2,724              1,553            2,014
    Income taxes payable.................................     9,116              3,334            6,120
    Deferred income taxes................................     8,626              8,347            7,894
    Accrued expenses and other current liabilities.......
                                                             35,368             31,973           34,676
                                                            -------            -------          -------
Total current liabilities................................   212,422            206,928          188,824

Termination indemnities and other employee benefits......
                                                              7,836              8,926            9,371
Deferred income taxes....................................     3,211              2,726            2,558
Long -term debt, less current portion....................       688                696              605
Other non current liabilities............................    10,143              8,508            8,291

Shareholder's equity:
    Capital stock........................................    11,626             11,626           11,626
    Additional paid-in capital...........................    54,482             54,490           54,490
    Retained earnings....................................   141,703            142,935          151,393
    Foreign currency translation                            (2,077)            (1,971)          (4,702)
    ........................adjustments..................
    Revaluation surplus..................................     5,037              5,037            5,037
                                                            -------            -------          -------
Total shareholders' equity...............................   210,771            212,117          217,844

                                                            -------            -------          -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............
                                                            445,071            439,901          427,493
                                                            =======            =======          =======


Reconciliation of EBITDA with most directly comparable GAAP measure (in millions of Euro)

                                                  --------------------------
De Rigo Group                                       1H 2003      1H 2002
                                                  --------------------------
Income from operations                                   19.3          18.8
Amortization of goodwill                                  3.2           3.5
Amortization of other intangibles                         1.3           1.4
Depreciation                                              8.5           9.1
                                                  --------------------------
EBITDA                                                   32.3          32.8

                                                  --------------------------
Wholesale & Manufacturing                           1H 2003      1H 2002
                                                  --------------------------
Income from operations                                   10.7          10.8
Amortization of goodwill                                  0.2           0.4
Amortization of other intangibles                         0.5           0.5
Depreciation                                              1.4           1.5
                                                  --------------------------
EBITDA                                                   12.8          13.2

                                                  --------------------------
Retail                                              1H 2003      1H 2002
                                                  --------------------------
Income from operations                                    6.9           8.0
Amortization of goodwill                                  3.0           3.1
Amortization of other intangibles                         0.7           0.8
Depreciation                                              6.7           7.1
                                                  --------------------------
EBITDA                                                   17.3          19.0

                                                  --------------------------
EID                                                 1H 2003      1H 2002
                                                  --------------------------
Income from operations                                    1.7           0.0
Amortization of goodwill                                  0.0           0.0
Amortization of other intangibles                         0.1           0.1
Depreciation                                              0.4           0.5
                                                  --------------------------
EBITDA                                                    2.2           0.6

                                                  --------------------------
Dollond & Aitchison                                 1H 2003      1H 2002
                                                  --------------------------
Income from operations                                    1.2           1.1
Amortization of goodwill                                  0.8           0.9
Amortization of other intangibles                         0.3           0.4
Depreciation                                              3.1           3.6
                                                  --------------------------
EBITDA                                                    5.4           6.0

                                                  --------------------------
General Optica                                      1H 2003      1H 2002
                                                  --------------------------
Income from operations                                    5.7           6.9
Amortization of goodwill                                  2.2           2.2
Amortization of other intangibles                         0.4           0.4
Depreciation                                              3.6           3.5
                                                  --------------------------
EBITDA                                                   11.9          13.0

Reconciliation of Net Financial Position with most directly comparable GAAP measure (in millions of Euro)

                                                  ----------------------------
                                                   June 30,    December 31,
                                                     2003          2002
                                                  ----------------------------
Cash and cash equivalents                                22.0          21.0
Marketable securities                                     0.0           1.9
Bank Borrowings                                         -65.8         -85.2
Current portion of long term debt                        -0.2          -0.2
Long term debt less current portion                      -0.6          -0.7
                                                  --------------------------
Net Financial Position                                  -44.6         -63.2

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: September 22, 2003                  DE RIGO S.p.A.


                                                   By: /s/ Ennio De Rigo
                                                       ------------------
                                                       Ennio De Rigo
                                                       Chairman of the
                                                       Board of Directors